P.E. 4-30-02

1-14400

02032340

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO'S INTERIM REVIEW, January 1 – March 31, 2002: ORDER BACKLOG IMPROVED

(Helsinki, Finland, April 30, 2002)

- Metso Corporation's (NYSE: MX; HEX: MEO) net sales in January-March totaled EUR 1,111 million (EUR 1,437 million in October-December 2001).
- Operating profit before nonrecurring items and amortization of goodwill was EUR 48.4 million (EUR 75.4 million). Operating profit was EUR 30.9 million (EUR 75.8 million).
- Income before extraordinary items and taxes was EUR 14 million (EUR 50 million).
- Earnings per share excl. nonrecurring items and amortization of goodwill were EUR 0.13 (EUR 0.20). Earnings per share were EUR 0.04 (EUR 0.26).
- New orders were received to the amount of EUR 1,291 million (EUR 1,169 million).
- The order backlog at the end of March was EUR 1,932 million (Dec 31, 2001: EUR 1,772 million).
- The gearing ratio at the end of March was 87.1 percent.

Metso's new orders in January-March were up by 10 percent on the last quarter of 2001. Metso Paper's new orders increased by 6 percent and Metso Minerals' by 25 percent, while Metso Automation's new orders fell by 5 percent and Metso Ventures' by 11 percent. Metso's order backlog was 9 percent higher than at the end of 2001.

Operating profit before nonrecurring items and amortization of goodwill amounted to 4.4 percent of net sales. The result was burdened in particular by the low delivery volumes of Metso Paper and Metso Automation, relatively low net sales of Metso Minerals for January-March due to the seasonal nature of the business and the unprofitable operations of Metso Panelboard which is now part of Metso Ventures.

Metso's market environment improved slightly in January-March compared to the previous quarter. However, uncertainty of the global economic outlook was still reflected in customer industries as caution with respect to investments.

Metso Minerals has continued its integration process at a fast pace. Overall synergy benefits are estimated to exceed the earlier estimate, EUR 70 million, and more than half of the savings will be realized already this year.

"We believe in favorable profitability development in 2002 due to the strengthened order backlog, the good progress in integrating Metso Minerals and the several ongoing cost efficiency improvement projects", said **Tor Bergman**, President and CEO of Metso Corporation. The Corporation's net sales in 2002 are expected to reach EUR 5.0 –5.2 billion.

For more information, please contact:
Sakari Tamminen, Executive Vice President and CFO, Metso Corp., tel. +358 20 484 3010
Eeva Mäkelä, Manager, Investor Relations, Metso Corp., tel. +358 20 484 3253

ENCLOSURE: Metso Corporation's Interim Review for January – March 2002

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.



Interim Review
January 1 - March 31, 2002

ME01V.HEX
MX.NYSE

Linking Innovations

metso

Interim Review January 1 - March 31, 2002

Metso is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation is expanding to become a comprehensive supplier of services and customer core processes - the global leader in its sector. A key of Metso's strategy is the application and innovative linking of process automation and control technology with know-how in fiber and paper technology and in rock and mineral processing.

Metso Corporation key figures

(in millions)	1-3/02 EUR	1-3/01 EUR	10-12/01 EUR	1-12/01 EUR
Net sales	**1,111**	1,002	1,437	4,343
Operating profit before nonrecurring items and amortization of goodwill	**48.4**	75.1	75.4	270.5
% of net sales	**4.4**	7.5	5.2	6.2
Operating profit	**30.9**	62.0	75.8	246.3
% of net sales	**2.8**	6.2	5.2	5.7
Income before extraordinary items and income taxes	**14**	66	50	222
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	**0.18**	0.38	0.20	1.26
Earnings/share, EUR	**0.04**	0.32	0.26	1.09
Orders received	**1,291**	1,130	1,169	3,778
	31.3.02	31.3.01		31.12.01
Order backlog	**1,932**	2,042		1,772
Equity to assets ratio, %	**30.5**	43.6		31.1
Gearing, %	**87.1**	(7.8)		84.8

Svedala, acquired by Metso Corporation on September 14, 2001, is included in the figures from the final quarter of 2001 onwards.

Markets

Metso's market environment improved slightly in January-March compared to the previous quarter. However, uncertainty of the global economic outlook was still reflected in customer industries as caution with respect to investments.

The market for pulp and paper technology remained satisfactory. Investment projects for new pulp and paper-making lines were pending mainly in China, but also in Europe and South America. Demand for rebuilds remained satisfactory in Europe and North America, while the demand for aftermarket services was good in all markets.

In rock and mineral processing, the market for products supplied to the construction and civil engineering industries improved after the dip in the last year's final quarter. In Europe, demand was good except for Germany. In North America, the market showed signs of recovering but demand still did not rise significantly. The demand for mining industry products remained quiet in North America, but in the southern hemisphere the market showed signs of reviving.

The total market for automation and control technology products remained at the year end level, with satisfactory demand. The demand for pulp and paper industry automation systems was modest.

Orders received and order backlog

In January-March, the value of new orders received by Metso totaled EUR 1,291 million, an increase of 10 percent from the last quarter of 2001. The value of orders received by Metso Paper and Metso Minerals increased by 6 percent and 25 percent respectively, while orders received by Metso Automation and Metso Ventures decreased by 5 percent and 11 percent respectively.

Of new orders 45 percent originated from Europe, 29 percent from North America, 9 percent from Asia-Pacific, 13 percent from South America and 4 percent from the rest of the world.

Metso's order backlog was EUR 1,932 million on March 31, 2002, an increase of 9 percent from the end of 2001. Metso Paper accounted for 55 percent of the Corporation's order backlog, Metso Minerals for 30 percent, Metso Automation for 10 percent and Metso Ventures for 5 percent.

Net sales

Metso's net sales for January-March totaled EUR 1,111 million, 23 percent less than in the last quarter of 2001. Aftermarket services accounted for 31 percent of the Corporation's net sales (excluding Metso Ventures). Of the Corporation's net sales, 40 percent originated from Metso Paper, 38 percent from Metso Minerals, 13 percent from Metso Automation and 9 percent from Metso Ventures.

Exports and operations outside Finland accounted for 91 percent of the Corporation's net sales, or EUR 1,010 million. 47 percent of net sales came from Europe, 28 percent from North America, 13 percent from Asia-Pacific, 8 percent from South America and 4 percent from the rest of the world.

Result

The Corporation's operating profit before nonrecurring items and amortization of goodwill was EUR 48.4 million, representing 4.4 percent of net sales. The operating profit percentage before nonrecurring items and amortization of goodwill for Metso Paper was 7.0 percent, Metso Minerals 5.4 percent, Metso Automation 0.1 percent and Metso Ventures 0.2 percent. The result was burdened in particular by the low delivery volumes of Metso Paper and Metso Automation, and the unprofitable operations of Metso Panelboard which is now part of Metso Ventures. Metso's income before extraordinary items and taxes for January-March was EUR 14 million.

The Corporation's net financial expenses were EUR 17 million, including dividend income of EUR 4 million.

Net income for the period was EUR 6 million. Earnings per share were EUR 0.04 or, excluding nonrecurring items and amortization of goodwill, EUR 0.18. The return on capital employed (ROCE) was 5.2 percent and the return on equity (ROE) was 1.9 percent.

The taxes corresponding to the taxable income for the review period have been entered as taxes. The tax rate has risen due to increased amortization of goodwill.

Cash flow and balance sheet

Metso's net cash provided by operating activities was EUR 76 million. Net interest bearing liabilities totaled EUR 1,208 million. Short-term financial arrangements undertaken to finance the Svedala acquisition were replaced by long-term funding, after which long-term debt accounted for 85 percent of total debt (75 percent on December 31, 2001). Gearing, i.e. the ratio of net interest bearing liabilities to shareholders' equity, was 87.1 percent. Dividend distribution was recognized as non-interest bearing debt in the balance sheet for the review period, which increased the gearing by 4.9 percentage points. The Corporation's equity to assets ratio was 30.5 percent.

Capital expenditure

In January-March, Metso's gross capital expenditure totaled EUR 44 million (10-12/01: EUR 77 million).

Restructuring of businesses and measures taken to improve cost efficiency

The integration process continued in Metso Minerals during the period under review. At the beginning of the integration process the annual synergy benefits were estimated to be EUR 70 million which would be fully realized in 2003. However, because of the speed at which integration is proceeding, it is now estimated that the full synergy benefits will exceed the previous estimate and that more than half of the savings will be realized in 2002 already.

Metso Panelboard, which supplies production lines, equipment and machinery for the panelboard industry, was transferred from Metso Paper to Metso Ventures. This involves improving the profitability of Metso Panelboard significantly by strengthening its market position, especially in the rebuild and aftermarket business, improving cost efficiency and utilizing Metso's synergies. The aim is to develop Metso Panelboard into a core business of Metso.

Metso decided to concentrate all its Brazilian operations in Sorocaba, São Paulo. The concentration of operations will allow the company to better utilize joint resources, processes and methods. Metso Minerals manufactures crushers and compaction equipment, while Metso Paper and Metso Automation have sales units in Sorocaba. Metso's three core business areas employ approximately 1,100 people in Brazil. Metso Paper will also set up a service technology center in Sorocaba.

In North America, Metso will reorganize its administrative functions to achieve the full synergy benefits and improve administrative efficiency. Metso has approximately 5,300 employees and over 100 locations in North America. During the review period, Metso also began a project aiming to exploit the global synergy potential within the Corporation's purchasing activities. The objective is to utilize the volume benefits derived from the purchasing needs of the whole Corporation and to globalize the current purchasing processes. These two projects are estimated to produce annual cost benefits of over EUR 50 million.

In addition, all of Metso's business areas continued measures to cut costs and raise efficiency.

Research and development

Metso's research and development expenditure totaled EUR 39 million (1-3/01: EUR 54 million), representing 3.5 percent of the Corporation's net sales. RTD was focused on developing life cycle technologies that support the Metso Future Care business concept. The focal areas were embedding intelligence into machines, developing remote services, the supporting IT infrastructure, and the material technology program started at the beginning of 2002.

Personnel

At the end of March, Metso employed 29,527 persons, 2 percent less than at the end of 2001.

35 percent were employed by Metso Paper, 38 percent by Metso Minerals, 15 percent by Metso Automation and 12 percent by Metso Ventures. The Corporation had 38 percent of the total personnel in Finland, 12 percent in other Nordic countries, 17 percent in other European countries, 18 percent in North America, 4 percent in Asia-Pacific, 6 percent in South America and 5 percent in the rest of the world.

Decisions of the Annual General Meeting

The Annual General Meeting of Metso Corporation, held on March 27, 2002, authorized the Board of Directors to decide on the repurchase and transfer of the Corporation's own shares and on an increase of the share capital by a rights offering within one year of the Annual General Meeting. The authorization entitles the Board to repurchase the Corporation's own shares for use as consideration in connection with business acquisitions or in financing investments.

The Annual General Meeting authorized a dividend payment of EUR 0.60 for the financial year ended December 31, 2001.

All the members of the Board of Directors of Metso Corporation were re-elected.

Shares

At the end of March, the total number of Metso Corporation's outstanding shares was 136,189,704, and the share capital was EUR 232 million.

The Helsinki Exchanges traded 19 million Metso Corporation shares in January-March, equivalent to a turnover of EUR 262 million. The share price on March 31, 2002 was EUR 13.90. The highest quotation was EUR 14.79 and the lowest EUR 11.75. The Corporation's market capitalization in the Helsinki Exchanges on March 31, 2002 was EUR 1,894 million. Metso's ADS turnover on the New York Stock Exchange amounted to USD 2 million. The price of an ADS receipt on March 31, 2002 was USD 12.30. The highest quotation was USD 12.89 and the lowest USD 10.55.

Events taking place after the review period

Metso has agreed to sell Metso Works, a company with engineering workshop operations in Pori, Parkano and Loviisa, Finland, to Hollming Oy. Metso Works' net sales in 2001 totaled EUR 38 million and its personnel numbered 532. The business operations were transferred to the buyer on April 12, 2002.

Short-term outlook

Metso's market environment is expected to remain uncertain and the market overall is not yet expected to improve significantly in the coming months. The market for pulp and paper technology and automation and control technology is not expected to change. The construction and civil engineering market for rock and mineral processing products is expected to remain good in Europe except for Germany and to recover slightly in North America. The demand for mining industry products is also expected to pick up.

Despite the uncertain economic outlook and the low delivery volumes of the first quarter, the net sales of the Corporation for the whole year are expected to reach EUR 5.0 - 5.2 billion. With the Corporation's strengthened order backlog, the good progress in integrating Metso Minerals and the ongoing cost efficiency improvement projects, we believe in favorable profitability development in 2002.

Helsinki, April 30, 2002

Board of Directors, Metso Corporation

BUSINESS AREA REVIEWS

Metso Paper

Metso Paper supplies pulp and paper industry processes, machinery and equipment, and related know-how and aftermarket services. Metso Paper is the global market leader as a supplier of papermaking lines. Its product range is the widest on the market, covering the whole production chain from pulping to paper roll handling and the converting of packaging materials. Metso Panelboard, which supplies production lines, equipment and machinery for the panelboard industry, was transferred to Metso Ventures and its results are included in Metso Ventures' figures for the first quarter and for the comparison period.

Metso Paper key figures

(in millions)	1-3/02 EUR	10-12/01 EUR	Change %
Net sales	456	663	(31)
Operating profit before nonrecurring items and amortization of goodwill	31.7	52.6	(40)
% of net sales	7.0	7.9	
Operating profit	29.2	44.2	(34)
% of net sales	6.4	6.7	
Orders received	528	497	6
Order backlog, March 31 and Dec 31	1,094	1,029	6

Metso Paper's net sales for January-March decreased by 31 percent from the last quarter of 2001 and totaled EUR 456 million. Pulping technology and converting machinery deliveries remained on the level of the comparison period, but papermaking technology deliveries decreased due to low order volumes in the second and third quarter of last year. Aftermarket services accounted for 26 percent of Metso Paper's net sales.

Metso Paper's operating profit before nonrecurring items and amortization of goodwill was EUR 31.7 million, representing 7.0 percent of net sales. Operating profit decreased due to the lower delivery volumes and the decreased production capacity utilization rate.

In the review period, Metso Paper continued cost saving and reorganization measures. The objective is to ensure profitability throughout the business cycle. In the U.S., these measures included relocating the operations of the air systems unit in Knoxville, Tennessee to Thunder Bay, Ontario, Canada. The internal reorganization of pulping technology production units continued in both Finland and Sweden. The rebuild business was also streamlined and the aftermarket and service businesses were reorganized. During the review period, Metso Paper decided to establish a new service technology center in Sorocaba, Brazil.

The value of new orders increased by 6 percent compared with the last quarter of 2001 and totaled EUR 528 million. Although pulping technology orders increased, mainly due to orders for chemical pulping lines, the value of papermaking technology orders decreased. Projects for new pulp and papermaking lines were pending mainly in China, but also in Europe, Canada and South America. The demand for rebuilds and separate equipment and machines remained satisfactory in Europe and North America. The demand for aftermarket services was good in all market areas. The order backlog of Metso Paper at the end of March was 6 percent higher than at the end of 2001 and stood at EUR 1,094 million.

Metso Minerals

Metso Minerals is the global market leader in supplying solutions, equipment and aftermarket services for rock and mineral crushing processes. Its production and service selection is the widest on the market, covering solutions for mineral processing, sand and gravel production, construction, crushing contracting and the recycling of minerals and metals. The main customer segments are civil engineering contractors, quarries and mines.

Metso Minerals key figures

(in millions)	1-3/02 EUR	10-12/01 EUR	Change %
Net sales	436	507	(14)
Operating profit before nonrecurring items and amortization of goodwill	23.7	15.8	50
% of net sales	5.4	3.1	
Operating profit	9.0	(8.1)	211
% of net sales	2.1	(1.6)	
Orders received	545	435	25
Order backlog, March 31 and Dec 31	592	499	19

Metso Minerals' net sales decreased by 14 percent from the last quarter of 2001 and totaled EUR 436 million. The net sales for January-March remained relatively low due to the seasonal nature of the business. In addition, the sales volume was affected by the exceptionally low number of new orders received in the last quarter of the year. Aftermarket services accounted for 40 percent of Metso Minerals' net sales.

Operating profit before nonrecurring items and amortization of goodwill was EUR 23.7 million, representing 5.4 percent of net sales.

The combining of the North and South American distribution networks was essentially completed during the review period. By the end of March, two thirds of distribution network combining activities were completed in Asia, and one third in Europe. The integration of Svedala's Swedish and U.S. head offices with Metso's corresponding operations was completed according to plan. The Appleton, Clintonville, Thomas and McNally units in the U.S. are scheduled to close, as is the Vespasiano unit in Brazil. Metso also sold the Swedish company, Interconsult, and began measures to sell its Cedar Rapids factory in the U.S. and to close down Kranlyft. The decisions made to date will decrease Metso Minerals' personnel by approximately 1,800 people by the end of the year.

The value of new orders grew by 25 percent from the last quarter of 2001 and amounted to EUR 545 million. Construction and civil engineering industry demand continued to be good in Europe, except for Germany and in Asia, especially China and India. Mining industry demand was concentrated mainly in South America, South Africa and Russia, with the North American market remaining slack. The order backlog at the end of March totaled EUR 592 million, which represents an increase of 19 percent on the order backlog at the end of 2001.

Metso Automation

Metso Automation specializes in application networks and systems and field solutions for automation and information management in the process industry, and in services that cover the whole life cycle of automation solutions. The main customer segments are the pulp and paper industry, power generation and distribution, and the hydrocarbon industry.

Metso Automation key figures

(in millions)	1-3/02 EUR	10-12/01 EUR	Change %
Net sales	151	194	(22)
Operating profit before nonrecurring items and amortization of goodwill	0.1	7.8	(99)
% of net sales	0.1	4.0	
Operating profit	(0.7)	(1.7)	59
% of net sales	(0.5)	(0.9)	
Orders received	162	171	(5)
Order backlog, March 31 and Dec 31	193	182	6

Metso Automation's net sales for January-March decreased by 22 percent from the last quarter of 2001 and totaled EUR 151 million. Aftermarket services accounted for 18 percent of Metso Automation's net sales.

Operating profit before nonrecurring items and amortization of goodwill was EUR 0.1 million, representing 0.1 percent of net sales. The poor result was mainly due to the weak North American market, the pressure to cut prices due to decreased demand, and lower production capacity utilization. The measures which were started last year to improve profitability continued in all business operations, but the effects were not yet visible in the first quarter.

In Europe and North America, the market for Metso Automation's products remained at the year-end level. The demand for pulp and paper industry automation systems was low in all markets. The demand for automation systems for the energy industry was satisfactory and the demand for field equipment and systems improved slightly. The value of new orders decreased by 5 percent compared with the last quarter of 2001 and totaled EUR 162 million. The order backlog grew by 6 percent over the end of 2001 and was EUR 193 million at the end of March.

Metso Ventures

Metso Ventures comprises Metso Panelboard, a supplier of panelboard industry production lines, equipment and machinery, Metso Engineering, a supplier of wind turbine gears, paper machine drives, other industrial gears and hydraulic motors, and Valmet Automotive, a contract manufacturer of specialty cars. Metso Panelboard has been included in the figures for January-March 2002 and in the figures for the comparison period.

Metso Ventures key figures

(in millions)	1-3/02 EUR	10-12/01 EUR	Change %
Net sales	95	97	(2)
Operating profit before nonrecurring items and amortization of goodwill	0.2	7.4	(97)
% of net sales	0.2	7.6	
Operating profit	(0.1)	6.9	(101)
% of net sales	(0.1)	7.1	
Orders received	83	93	(11)
Order backlog, March 31 and Dec 31	101	111	(9)

Metso Ventures' net sales for January-March decreased by 2 percent from the last quarter of 2001 and totaled EUR 95 million. The decrease in net sales was mainly due to low delivery volumes in panelboard technology. Metso Ventures' operating profit before nonrecurring items and amortization of goodwill decreased significantly from the comparison period and totaled EUR 0.2 million. The combined operating profit of Metso Engineering and Valmet Automotive was EUR 6 million, which was offset by the EUR 6 million operating loss of Metso Panelboard. The reorganization of Metso Panelboard was started with the aim of reaching break-even during the fourth quarter.

The value of orders received by Metso Ventures decreased by 11 percent from the last quarter of 2001, and totaled EUR 83 million. The decrease was in particular due to the continuing weak demand for panelboard technology products. The demand for wind turbine gears, however, remained on the good level of the comparison period. At the end of March, Metso Ventures' order backlog decreased by 9 percent from the end of 2001, and was EUR 101 million. In January-March, 10,411 cars were produced. (9,993 cars in October-December 2001).

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by "expects", "estimates", "forecasts" or similar expressions, are forward-looking statements. Since these statements are based on current decisions and plans and currently known factors, they involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company. Such factors include, but are not limited to: (1) general economic conditions, including fluctuations in exchange rates and interest levels, which influence the operating environment and profitability of customer industries and groups and thereby the orders received by the company and their margins; (2) the competitive situation, especially significant technological solutions developed by competitors in the company's business areas; (3) the company's own operating conditions, such as the success of production, product development and project management and their continuous development and improvement; and (4) the success of pending and future acquisitions and restructuring and changes in the company's business strategy.

(The interim review is unaudited)

Consolidated statements of income

(Millions)	1-3/2002 EUR	1-3/2001 EUR	1-12/2001 EUR
Net sales	1,111	1,002	4,343
Cost of goods sold	(801)	(735)	(3,200)
Gross profit	310	267	1,143
Selling, general and administrative expenses	(262)	(192)	(873)
Operating profit before nonrecurring operating items and amortization of goodwill	48	75	270
Nonrecurring operating income and expenses	(2)	(9)	4
Amortization of goodwill	(15)	(4)	(28)
Operating profit	31	62	246
Financial income and expenses	(17)	4	(24)
Income before extraordinary items and income taxes	14	66	222
Extraordinary income and expenses	0	0	(8)
Income before taxes	14	66	214
Income taxes	(7)	(21)	(72)
Minority interests	(1)	(2)	(1)
Net income	6	43	141

Consolidated balance sheets

(Millions)	March 31,2002 EUR	March 31,2001 EUR	Dec 31,2001 EUR
Fixed assets and financial assets			
Intangible assets	1,086	268	1,094
Tangible assets	892	666	886
Financial assets	197	260	215
Current assets			
Inventories	999	741	949
Receivables	1,444	1,162	1,686
Cash and cash equivalents	227	531	212
Total assets	4,845	3,628	5,042
Share capital	232	232	232
Other shareholders' equity	1,148	1,163	1,237
Minority interests	8	10	7
Long-term liabilities	1,456	495	1,362
Current liabilities	2,001	1,728	2,204
Total shareholders' equity and liabilities	4,845	3,628	5,042
Net interest bearing liabilities			
Long-term interest bearing liabilities	1,291	412	1,179
Short-term interest bearing liabilities	228	125	389
Cash and cash equivalents	(227)	(531)	(212)
Other interest bearing assets	(84)	(115)	(105)
Total	1,208	(109)	1,251

Consolidated statements of cash flows

(Millions)	1-3/2002 EUR	1-3/2001 EUR	1-12/2001 EUR
Cash flows from operating activities:			
Net income	6	43	141
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	49	30	149
Other	(2)	(7)	(42)
Change in net working capital	23	92	(13)
Net cash provided by (used in) operating activities	76	158	235
Cash flows from investing activities:			
Capital expenditures on fixed assets	(44)	(29)	(154)
Proceeds from sale of fixed assets	11	8	18
Acquisition of Svedala, net of cash acquired	-	-	(804)
Other business acquisitions, net of cash acquired	-	-	(24)
Tax consequences on sale of Timberjack	-	(43)	(85)
(Investments in) proceeds from sale of shares and marketable securities	17	(32)	106
Net cash provided by (used in) investing activities	(16)	(96)	(943)
Cash flows from financing activities:			
Dividends paid	-	-	(81)
Net funding	(56)	(22)	446
Other	8	4	68
Net cash provided by (used in) financing activities	(48)	(18)	433
Effect of changes in exchange rates on cash and cash equivalents	3	2	2
Net increase (decrease) in cash and cash equivalents	15	46	(273)
Cash and cash equivalents at beginning of period	212	485	485
Cash and cash equivalents at end of period	227	531	212

Consolidated statement of changes in shareholders' equity

(Millions)	Number of shares (thousands)	Share capital (par value EUR 1.70 per share)	Share premium reserve EUR	Legal reserve EUR	Cumulative translation adjustments EUR	Reserve for own shares EUR	Other reserves EUR	Retained earnings EUR	Total EUR
Balance at Dec 31, 2001	136,251	232	14	221	25	1	202	774	1,469
Dividends	-	-	-	-	-	-	-	(82)	(82)
Translation differences	-	-	-	-	(11)	-	-	-	(11)
Other	-	-	-	(2)	-	-	-	-	(2)
Net income	-	-	-	-	-	-	-	6	6
Balance at March 31, 2002	136,251	232	14	219	14	1	202	698	1,380

The distributable funds of Metso Corporation at March 31, 2002 consist of retained earnings (EUR 698 million) excluding accelerated depreciation and untaxed reserves (EUR 59 million), and other reserves (EUR 202 million), totaling EUR 841 million.
At the end of the period Metso Corporation possessed 60,841 of its own shares.

The impact on net income by nonrecurring items and amortization of goodwill

(Millions)	1-3/2002 EUR	1-3/2001 EUR	1-12/2001 EUR
Restructuring expenses			
Metso Paper	-	(9.0)	(14.9)
Metso Minerals	(0.9)	-	(16.0)
Metso Automation	-	-	(8.5)
Other expenses			
Metso Minerals	(1.9)	-	-
Headquarters and other	-	-	(3.8)
Nonrecurring operating expenses	(2.8)	(9.0)	(43.2)
Gain on sale of listed and other shares			
Headquarters and other	0.8	-	46.9
Nonrecurring operating income	0.8	-	46.9
Nonrecurring operating income and expenses, net	(2.0)	(9.0)	3.7
Amortization of goodwill	(15.5)	(4.1)	(27.9)
Expenses related to the temporary financing of the Svedala acquisition (incl. in financing expenses)	-	-	(4.9)
Nonrecurring items and amortization of goodwill, total	(17.5)	(13.1)	(29.1)
Tax effect	(1.2)	4.5	5.4
The impact of nonrecurring items and amortization of goodwill on net income	(18.7)	(8.6)	(23.7)
Earnings / share, EUR	0.04	0.32	1.09
The impact of nonrecurring items and amortization of goodwill on earnings / share	0.14	0.06	0.17
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.18	0.38	1.26

Assets pledged and contingent liabilities

(Millions)	March 31, 2002 EUR	Dec 31, 2001 EUR
Mortgages on corporate debt	2	2
Other pledges and contingencies		
Mortgages	2	2
Pledged assets	1	1
Guarantees on behalf of associated company obligations	1	1
Other guarantees	3	4
Repurchase and other commitments	32	30
Leasing commitments	187	193

Notional amounts, carrying amounts and fair values of derivative financial instruments

	Notional amount		Carrying amount		Fair value	
(Millions)	March 31,2002 EUR	Dec 31,2001 EUR	March 31,2002 EUR	Dec 31,2001 EUR	March 31,2002 EUR	Dec 31,2001 EUR
Forward exchange rate contracts	1,638	1,421	(13)	(29)	(14)	(29)
Interest rate and currency swaps	38	37	(8)	(7)	(8)	(8)
Currency swaps	116	121	1	(1)	0	(3)
Interest rate swaps	22	22	0	0	0	0
Option agreements						
Bought	149	112	2	1	2	1
Sold	172	116	(2)	(1)	(2)	(1)

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

Key ratios

	March 31,2002	March 31,2001	Dec 31,2001
Earnings/share, EUR	0.04	0.32	1.09
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.18	0.38	1.26
Equity/share, EUR	10.13	10.24	.0.78
Return on equity (ROE), %	1.9	13.4	10.4
Return on capital employed (ROCE), %	5.2	16.6	12.3
Equity to assets ratio, %	30.5	43.6	31.1
Gearing, %	87.1	(7.8)	84.8
Average number of shares (thousands)	136,190	135,969	136,135

Exchange rates used

	1-3/2002	1-3/2001	1-12/2001	March 31,2002	March 31,2001	Dec 31 2001
USD (US dollar)	0.8764	0.9232	0.8957	0.8724	0.8832	0.8813
SEK (Swedish krona)	9.1566	9.0030	9.2557	9.0304	9.1570	9.3012
GBP (Pound sterling)	0.6146	0.6326	0.6219	0.6130	0.6192	0.6085
CAD (Canadian dollar)	1.3973	1.4097	1.3867	1.3923	1.3904	1.4077

Formulas for calculation of key ratios

Earnings/share:

$$\frac{\text{Profit before extraordinary items and income taxes - taxes +/- minority interests}}{\text{Average number of shares during period}}$$

Equity/share:

$$\frac{\text{Shareholders' equity}}{\text{Number of shares at end of period}}$$

Return on capital employed (ROCE), %:

$$\frac{\text{Profit before extraordinary items and income taxes + interest and other financial expenses}}{\text{Balance sheet total - non-interest bearing liabilities (average for period)}} \times 100$$

Return on equity (ROE), %:

$$\frac{\text{Profit before extraordinary items and income taxes - taxes}}{\text{Shareholders' equity + minority interests (average for period)}} \times 100$$

Equity to assets ratio, %:

$$\frac{\text{Shareholders' equity + minority interests}}{\text{Balance sheet total - advances received}} \times 100$$

Gearing, %:

$$\frac{\text{Net interest bearing liabilities}}{\text{Shareholders' equity + minority interests}} \times 100$$

Business area information

Net sales by business area

(Millions)	1-3/2002 EUR	1-3/2001 EUR	4/2001-3/2002 EUR	1-12/2001 EUR
Metso Paper	456	606	2,233	2,383
Metso Minerals	436	123	1,226	913
Metso Automation	151	153	691	693
Metso Ventures	95	148	436	489
Intra Metso net sales	(27)	(28)	(134)	(135)
Metso total	1,111	1,002	4,452	4,343

Operating profit (loss) before nonrecurring items and amortization of goodwill by business area

(Millions)	1-3/2002 EUR	1-3/2001 EUR	4/2001-3/2002 EUR	1-12/2001 EUR
Metso Paper	31.7	56.3	170.4	195.0
Metso Minerals	23.7	7.2	61.1	44.6
Metso Automation	0.1	5.4	23.4	28.7
Metso Ventures	0.2	13.7	16.3	29.8
Corporate Headquarters and other	(7.3)	(7.5)	(27.4)	(27.6)
Metso total	48.4	75.1	243.8	270.5

Nonrecurring operating items by business area

(Millions)	1-3/2002 EUR	1-3/2001 EUR	4/2001-3/2002 EUR	1-12/2001 EUR
Metso Paper	-	(9.0)	(5.9)	(14.9)
Metso Minerals	(2.8)	-	(18.8)	(16.0)
Metso Automation	-	-	(8.5)	(8.5)
Metso Ventures	-	-	-	-
Corporate Headquarters and other	0.8	-	43.9	43.1
Metso total	(2.0)	(9.0)	10.7	3.7

Amortization of goodwill by business area

(Millions)	1-3/2002 EUR	1-3/2001 EUR	4/2001-3/2002 EUR	1-12/2001 EUR
Metso Paper	(2.5)	(2.3)	(9.7)	(9.5)
Metso Minerals	(11.9)	(0.8)	(25.0)	(13.9)
Metso Automation	(0.8)	(0.6)	(3.1)	(2.9)
Metso Ventures	(0.3)	(0.4)	(1.5)	(1.6)
Metso total	(15.5)	(4.1)	(39.3)	(27.9)

Operating profit (loss) by business area

(Millions)	1-3/2002 EUR	1-3/2001 EUR	4/2001-3/2002 EUR	1-12/2001 EUR
Metso Paper	29.2	45.0	154.8	170.6
Metso Minerals	9.0	6.4	17.3	14.7
Metso Automation	(0.7)	4.8	11.8	17.3
Metso Ventures	(0.1)	13.3	14.8	28.2
Corporate Headquarters and other	(6.5)	(7.5)	16.5	15.5
Metso total	30.9	62.0	215.2	246.3

Orders received by business area

(Millions)	1-3/2002 EUR	1-3/2001 EUR	4/2001-3/2002 EUR	1-12/2001 EUR
Metso Paper	528	700	1,732	1,904
Metso Minerals	545	149	1,269	873
Metso Automation	162	189	649	676
Metso Ventures	83	135	388	440
Intra Metso orders received	(27)	(43)	(99)	(115)
Metso total	1,291	1,130	3,939	3,778

Personnel by business area

	March 31,2002	March 31,2001	Dec 31, 2001
Metso Paper	10,267	10,319	10,282
Metso Minerals	11,184	3,282	11,725
Metso Automation	4,387	4,569	4,532
Metso Ventures	3,571	3,767	3,586
Corporate Headquarters and other	118	114	117
Metso total	29,527	22,051	30,242

Quarterly information

Net sales by business area

(Millions)	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	Change, %
Metso Paper	606	591	523	663	456	(31)
Metso Minerals	123	150	133	507	436	(14)
Metso Automation	153	169	177	194	151	(22)
Metso Ventures	148	135	109	97	95	(2)
Intra Metso net sales	(28)	(28)	(55)	(24)	(27)	
Metso total	1,002	1,017	887	1,437	1,111	(23)

Operating profit (loss) before nonrecurring items and amortization of goodwill

(Millions)	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	Change, %
Metso Paper	56.3	43.3	42.8	52.6	31.7	(40)
Metso Minerals	7.2	12.6	9.0	15.8	23.7	50
Metso Automation	5.4	5.5	10.0	7.8	0.1	(99)
Metso Ventures	13.7	9.1	(0.4)	7.4	0.2	(97)
Corporate Headquarters and other	(7.5)	(3.7)	(8.2)	(8.2)	(7.3)	11
Metso total	75.1	66.8	53.2	75.4	48.4	(36)

Nonrecurring operating items by business area

(Millions)	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR
Metso Paper	(9.0)	-	-	(5.9)	-
Metso Minerals	-	-	(3.5)	(12.5)	(2.8)
Metso Automation	-	-	-	(8.5)	-
Metso Ventures	-	-	-	-	-
Corporate Headquarters and other	-	(3.8)	4.2	42.7	0.8
Metso total	(9.0)	(3.8)	0.7	15.8	(2.0)

Amortization of goodwill by business area

(Millions)	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR
Metso Paper	(2.3)	(2.3)	(2.4)	(2.5)	(2.5)
Metso Minerals	(0.8)	(0.9)	(0.8)	(11.4)	(11.9)
Metso Automation	(0.6)	(0.7)	(0.6)	(1.0)	(0.8)
Metso Ventures	(0.4)	(0.3)	(0.4)	(0.5)	(0.3)
Metso total	(4.1)	(4.2)	(4.2)	(15.4)	(15.5)

Operating profit (loss) by business area

(Millions)	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	Change, %
Metso Paper	45.0	41.0	40.4	44.2	29.2	(34)
Metso Minerals	6.4	11.7	4.7	(8.1)	9.0	211
Metso Automation	4.8	4.8	9.4	(1.7)	(0.7)	59
Metso Ventures	13.3	8.8	(0.8)	6.9	(0.1)	(101)
Corporate Headquarters and other	(7.5)	(7.5)	(4.0)	34.5	(6.5)	(119)
Metso total	62.0	58.8	49.7	75.8	30.9	(59)

Capital employed by business area

(Millions)	March 31,2001 EUR	June 30,2001 EUR	Sep 30,2001 EUR	Dec 31,2001 EUR	March 31,2002 EUR	Change, %
Metso Paper	494	547	594	622	**528**	(15)
Metso Minerals	331	339	1,500	1,525	**1,576**	3
Metso Automation	243	275	276	282	**261**	(7)
Metso Ventures	115	118	129	139	**128**	(8)
Corporate Headquarters and other	759	704	690	476	**414**	(13)
Metso total	1,942	1,983	3,189	3,044	**2,907**	(5)

Orders received by business area

(Millions)	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	Change, %
Metso Paper	700	359	348	497	**528**	6
Metso Minerals	149	152	137	435	**545**	25
Metso Automation	189	165	151	171	**162**	(5)
Metso Ventures	135	140	72	93	**83**	(11)
Intra Metso orders received	(43)	(31)	(14)	(27)	**(27)**	
Metso total	1,130	785	694	1,169	**1,291**	10

Order backlog by business area

(Millions)	March 31,2001 EUR	June 30,2001 EUR	Sep 30,2001 EUR	Dec 31,2001 EUR	March 31,2002 EUR	Change, %
Metso Paper	1,612	1,378	1,177	1,029	**1,094**	6
Metso Minerals	127	130	535	499	**592**	19
Metso Automation	238	238	203	182	**193**	6
Metso Ventures	160	165	129	111	**101**	(9)
Intra Metso order backlog	(95)	(98)	(59)	(49)	**(48)**	
Metso total	2,042	1,813	1,985	1,772	**1,932**	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2002

METSO CORPORATION

By:

Pekka Höltta
Senior Vice President and
Corporate Treasurer

By:

Harri Luoto
Senior Vice President and
General Counsel